EXHIBIT 20.4

FOR IMMEDIATE RELEASE                                   Contact: Tracey L. Gray
April 21, 1999                                                   President & CEO
                                                                 Elcotel, Inc.
                                                                 (941) 758-0389

             Elcotel Financial Condition and Prospects Remain Sound

SARASOTA, FL, April 21, 1999/PRNewswire/ -- Following yesterday's announcement regarding the termination of merger talks, Elcotel, Inc. (Nasdaq:ECTL) confirmed that the Company remains in solid financial condition and expects solid operating performance in fiscal 2000.

"Though we expect a net loss for the quarter ended March 31, primarily due to the write-off of expenses associated with the merger negotiations, we still expect to see profits at the operating level for the 1999 fiscal year," stated William Thompson, Elcotel's CFO.

"Our operating cash flow and balance sheet remain strong. A recent amendment to our banking agreement has augmented our financial flexibility and provides us with expanded liquidity to fund current and planned initiatives," continued Thompson.

"We would again reiterate that the merger talks were terminated due to certain terms and conditions of the deal which were not believed to be in the long term best interest of shareholders," stated Tracey Gray, Elcotel's President and CEO. "While we are disappointed at this outcome, their curtailment will allow us to focus on our core markets and technologies and new business strategies."

"In the last 12 months, we have developed new and enhanced products specifically to address the needs of our customers. This expanded offering will not only allow us to build upon our leading position in all domestic markets, but also provide us with a platform for opening up new markets domestically and internationally", commented Gray.

Elcotel, Inc., based in Sarasota, Florida, designs, develops, manufactures, and markets state-of-the-art microprocessor-based public communication products and software that provide service over both domestic and international wireline and wireless telephone networks. Elcotel is a leader in sales of microprocessor-based payphone products to domestic private payphone operators and publicly regulated telephone companies and provides complete public communications solutions for its domestic and international markets. Visit Elcotel's corporate website at www.elcotel.com.

Statements in this release may contain forward-looking information regarding the company's plans, projections or future performance, which involve certain risks and uncertainties that could cause the company's actual results to differ materially from those expected by the company. These risks and uncertainties include the risk of adverse regulatory action affecting the company or the company's customers, risk of competition, risk of obsolescence of the company's products and other uncertainties detailed in company filings with the Securities and Exchange Commission.

SOURCE:  Elcotel, Inc.


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